As filed with the U.S. Securities and Exchange Commission on September 2, 2010
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

SouFun Holdings Limited
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
The Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
JPMORGAN CHASE BANK, N.A. — ADR DEPOSITARY
(Exact name of depositary as specified in its charter)
One Chase Manhattan Plaza, 58th Floor, New York, NY 10005
Telephone (212) 552-6650
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
JPMorgan Chase Bank, N.A.
One Chase Manhattan Plaza, 58th Floor
New York, New York 10005
(212) 552-6650
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount	aggregate price per	aggregate offering	Amount of
Securities to be registered	to be registered	unit(1)	price(2)	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four Class A ordinary shares of SouFun Holdings Limited	50,000,000 American Depositary Shares	$0.05	$2,500,000	$178.25

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS
     The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.
CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption		Receipt Filed Herewith as Prospectus

(b)	Statement that SouFun Holdings Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)	Form of Deposit Agreement. Form of Deposit Agreement, dated as of September [ ], 2010, among SouFun Holdings Limited, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney for certain officers and directors of the Company. Included as part of the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 2, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, SouFun Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Beijing, China, on September 2, 2010.

SOUFUN HOLDINGS LIMITED
By:	/s/ Tianquan Vincent Mo
Name: Tianquan Vincent Mo
Title: Executive Chairman

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below (except for Bruce J. Akhurst and John Stanhope) constitutes and appoints Tianquan Vincent Mo and Lan Ying Guan, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Under the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on September 2, 2010, in the capacities indicated.
SIGNATURES

Signature	Title

/s/ Tianquan Vincent Mo Tianquan Vincent Mo	Executive Chairman

/s/ Bruce J. Akhurst Bruce J. Akhurst	Director

/s/ John Stanhope John Stanhope	Director

/s/ Quan Zhou Quan Zhou	Director

/s/ Shan Li Shan Li	Director

Signature	Title

/s/ Richard Jiangong Dai Richard Jiangong Dai	President and Chief Executive Officer

/s/ Lan Ying Guan Lan Ying Guan	Chief Financial Officer

/s/ Ji Wenting Ji Wenting	Principal Accounting Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
     Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of SouFun Holdings Limited has signed this Registration Statement in New York, New York, on September 2, 2010.

Law Debenture Corporate Services Inc.
By:	/s/ Kate Ledyard
Name: Kate Ledyard
Title: Manager

INDEX TO EXHIBITS

Exhibit Number		Sequentially
Numbered Page

(a)	Form of Deposit Agreement.

(d)	Opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Depositary, as to the legality of the securities to be registered.